File No. 82-34719

SECURITAS

Press Release from Securitas AB

October 19, 2004

Financial information from Securitas AB, 2005

Securitas will publish the following financial information in 2005:

February 9
Year-End Report 2004

March
Annual Report 2004

May 3
Interim Report January – March 2005

August 12
Interim Report January – June 2005

November 4
Interim Report January – September 2005

Annual General Meeting
The Annual General Meeting will be held at the Grand Hotel in Stockholm on April 7, 2005

Further information can be obtained from Henrik Brehmer, Investor Relations, telephone +44 20 8432 6523 or at www.securitasgroup.com.

***Securitas** is a world leader in security, active in more than 20 countries in Europe and the USA. Securitas employs over 200,000 people and the operations are organized in five specialized divisions; **Security Services USA** and **Security Services Europe** for guarding solutions, **Security Systems** for large alarm systems, **Direct** for professional and consumer alarm concepts and **Cash Handling Services** for cash transport, management and ATM services. Over the past 15 years, Securitas has grown to be the world's largest security company with a market share of 8 percent of the total world market. Securitas' annual sales are approximately MSEK 60.000.*

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

10/25

SECURITAS

File No. 82-34719

Press Release from Securitas AB

October 21, 2004

Securitas to publish Interim Report on Thursday, November 4, 2004

Securitas will publish its January-September report 2004 on Thursday, November 4, 2004, at approximately 1.00 p.m. (CET). The press release will be available on Securitas website immediately after publishing.

Agenda

App. 1.00 p.m. **Report Release**
The report will be sent as a press release via Hugin (www.huginonline.com) and will automatically be published on www.securitasgroup.com when released.

App. 2.30 p.m. **Presentation slides will be available at www.securitasgroup.com**

3.00-4.00 p.m. **Information meeting:**
Securitas Senior Management to present the report and answer questions.
Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.
To follow the presentation via Internet, go to www.securitasgroup.com.
To follow the presentation via telephone, call +44 (0) 20 7162 0182
Note: There will be an opportunity to ask the management questions via telephone during the information meeting.

Recorded versions:
Information meeting: A recorded version of the webcast will be available on Securitas website for one month after the meeting, and a telephone-recorded version will be available until November 18th on: **+44 (0) 20 8288 4459, access code: 540012**

Subscribe for press releases
To receive the Report, and future press releases, please go to www.securitasgroup.com and subscribe under "news & publications"

Further information may be obtained from Henrik Brehmer, Investor Relations, phone: +44 (0) 20 8432 6523, mobile +44 (0) 7884 117 192

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70